UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GENMARK DIAGNOSTICS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Scott Mendel

Chief Executive Officer and President

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4300

Facsimile: (760) 683-6876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Eric J. Stier, Esq.

Senior Vice President, General Counsel and Secretary

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4327

Facsimile: (760) 683-6876

Patrick O’Malley, Esq.

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Telephone: (858) 677-1400

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by GenMark Diagnostics, Inc., a Delaware corporation (the “Company,” “GenMark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 25, 2021.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Geronimo Acquisition Corp., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche”), to acquire all of the issued and outstanding Shares at a price per Share equal to $24.05 (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2021, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information

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Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following heading and paragraph on page 39 of the Schedule 14D-9, after the paragraph entitled “Annual and Quarterly Reports”:

“Legal Proceedings Related to the Offer and the Merger.

On March 29, 2021, Plaintiff Ernest Mancini (“Plaintiff Mancini”) filed a lawsuit captioned Ernest Mancini v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-466, against GenMark, its directors Kevin C. O’Boyle, Daryl J. Faulkner, James Fox, Lisa Giles and Michael Kagnoff (collectively, the “Individual Defendants”), Roche and Merger Sub (with Roche, Merger Sub, GenMark and the Individual Defendants, collectively the “Defendants”) in the United States District Court for the District of Delaware. On April 6, 2021, Plaintiff Alex Ciccotelli (“Plaintiff Ciccotelli”) filed a lawsuit captioned Alex Ciccotelli v. GenMark Diagnostics, Inc., et al., No. 2:21-cv-01626, against Defendants in the United States District Court for the Eastern District of Pennsylvania. In these complaints, Plaintiffs Mancini and Ciccotelli allege that the Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the Individual Defendants, Roche, and Merger Sub violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to (a) the GenMark financial projections made in connection with Roche and Merger Sub’s proposed acquisition of GenMark (the “Proposed Transaction”), (b) the financial analysis of J.P. Morgan, (c) the existence of nondisclosure agreements with certain provisions, and/or (d) the existence of or purported potential conflicts of interest concerning the Proposed Transaction. The complaints include demands for, among other things, an injunction preventing the Defendants from closing the Proposed Transaction, or rescinding or setting aside the Proposed Transaction or awarding rescission damages to Plaintiffs if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are attached hereto as Exhibit (a)(5)(vi) and Exhibit (a)(5)(xiii), and are incorporated herein by reference.

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Six additional cases have been filed which name as defendants GenMark and the Individual Defendants only. On March 26, 2021, Plaintiff Shiva Stein (“Plaintiff Stein”) filed a lawsuit captioned Shiva Stein v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-00454-MN, and on April 5, 2021, Plaintiff Anthony Franchi (“Plaintiff Franchi”) filed a lawsuit captioned Anthony Franchi v. GenMark Diagnostics, Inc., et al., (case number not yet assigned), both in the United States District Court for the District of Delaware. On March 31, 2021, Plaintiff Dennis Evangelista (“Plaintiff Evangelista”) filed a lawsuit captioned Dennis Evangelista v. GenMark Diagnostics, Inc., et al., No. 21CV0567-BEN-JLB, and on April 2, 2021, Plaintiff Bryan Anderson (“Plaintiff Anderson”) filed a lawsuit captioned Bryan Anderson v. GenMark Diagnostics, Inc., et al., No. 21CV0576-BEN-JLB, both in the United States District Court for the Southern District of California. On April 5, 2021, Plaintiff Rick Turpin (“Plaintiff Turpin”) filed a lawsuit captioned Rick Turpin v. GenMark Diagnostics, Inc., et al., 1:21-cv-01840 in United States District Court for the Eastern District of New York. On April 6, 2021, Plaintiff Allan Wanamaker (“Plaintiff Wanamaker”) filed a lawsuit captioned Allan Wanamaker v. GenMark Diagnostics, Inc., et al., No. 1:21-cv-02909 in United States District Court for the Southern District of New York. In these complaints, Plaintiffs Stein, Franchi, Evangelista, Anderson, Turpin, and Wanamaker allege that GenMark and the Individual Defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act and the SEC Rule 14a-9, and that the Individual Defendants violated Section 20(a) of the Exchange Act, based upon alleged material misstatements or omissions in the Recommendation Statement relating to (a) the financial projections made in connection with the Proposed Transaction, (b) the financial analysis of J.P. Morgan, (c) the existence of nondisclosure agreements with certain provisions, and/or (d) background, process, and/or purported potential conflicts of interest concerning the Proposed Transaction. The complaints include demands for, among other things, an injunction preventing the Defendants from closing the Proposed Transaction. Plaintiffs Stein, Franchi, Turpin, and Anderson alternatively demand rescinding the Proposed Transaction or awarding rescission damages to Plaintiffs if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which are attached hereto as Exhibits (a)(5)(D), through (a)(5)(J) and are incorporated herein by reference.

Additional lawsuits may be filed against GenMark, Roche or Merger Sub and/or any of their respective affiliates or directors in connection with the transactions contemplated by the Merger Agreement.”

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Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(5)(C)	Complaint filed by Ernest Mancini, on March 29, 2021, in the United States District Court, District of Delaware (incorporated by reference to Exhibit (a)(5)(vi) to the Schedule TO).

(a)(5)(D)	Complaint filed by Shiva Stein, on March 26, 2021, in the United States District Court, District of Delaware (incorporated by reference to Exhibit (a)(5)(vii) to the Schedule TO).

(a)(5)(E)	Complaint filed by Dennis Evangelista, on March 31, 2021, in the United States District Court, District of Southern California (incorporated by reference to Exhibit (a)(5)(viii) to the Schedule TO).

(a)(5)(F)	Complaint filed by Bryan Anderson, on April 2, 2021, in the United States District Court, District of Southern California (incorporated by reference to Exhibit (a)(5)(ix) to the Schedule TO).

(a)(5)(G)	Complaint filed by Anthony Franchi, on April 5, 2021, in the United States District Court, District of Delaware (incorporated by reference to Exhibit (a)(5)(x) to the Schedule TO).

(a)(5)(H)	Complaint filed by Rick Turpin, on April 5, 2021, in the United States District Court, Eastern District of New York (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule TO).

(a)(5)(I)	Complaint filed by Allan Wanamaker, on April 6, 2021, in the United States District Court, Southern District of New York (incorporated by reference to Exhibit (a)(5)(xii) to the Schedule TO).

(a)(5)(J)	Complaint filed by Alex Ciccotelli, on April 6, 2021, in the United States District Court, Eastern District of Pennsylvania (incorporated by reference to Exhibit (a)(5)(xiii) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 6, 2021

GenMark Diagnostics, Inc.

By:	/s/ Eric Stier
	Name:	Eric Stier
	Title:	Senior Vice President, General Counsel and Secretary